VANITY EVENTS HOLDING, INC.
43 West 33 rd Street, Suite 600
New York, NY 10001

August 4, 2009

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vanity Events Holding, Inc. (the “Company”)
Post-Effective Amendment to the Registration Statement on Form S-1
Filed July 7, 2009
File No. 333-151585

Ladies and Gentlemen:

The Company previously filed the above-referenced Post-Effective Amendment to the Form S-1 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. To the best of the Company’s knowledge, no securities were offered or sold pursuant to this Post-Effective Amendment. The Company requests this withdrawal due to the Public Accounting Oversight Board’s revocation of the registration of Drakeford & Drakeford, LLC, the accountants that audited the financial statements included in the Company’s Post-Effective Amendment to the Registration Statement on Form S-1.

If you have any questions concerning this matter, please contact the, Richard A. Friedman, Esq., of Sichenzia Ross Friedman Ference LLP, the Company’s attorneys, at (212) 930-9700.

Thank you for your assistance in this matter.

Vanity Events Holding, Inc.

By:	/s/ Steven Y. Moskowitz
Steven Y. Moskowitz
Chief Executive Officer